Via Facsimile and U.S. Mail
Mail Stop 4720

December 4, 2009

Mr. Dominic Silvester
Chief Executive Officer
Enstar Group Limited
P.O. Box HM 2267
Windsor Place, 3rd Floor, 18 Queen Street
Hamilton HM JX, Bermuda

Re: **Enstar Group Limited**
Form 10-K for the Period Ended December 31, 2008
Filed March 5, 2009
File No. 001-33289

Dear Mr. Silvester:

        We have reviewed your October 16, 2009 response to our September 17, 2009 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 1- Business
Investment Committee and Investment Manager, page 23

1. We note your response to our prior Comment 1. Please confirm that you will incorporate the information provided in your response letter into your annual report on Form 10-K for fiscal year 2009.

Consolidated Financial Statements
Statement of Cash Flows, page 104

2. With regard to comment five, in your purchase price allocations in Note 3 disaggregate cash, restricted cash and investments so a reader can better understand the changes in balance sheet captions. Also, for investments, specify available for sale, trading or held to maturity and debt or equity securities the same as the balance sheet captions.

8. Losses and Loss Adjustment Expenses, page 130

3. Disaggregate the $242,104 on the face of the statement of earnings into the major components. The current caption may imply that the $242,104 is all favorable loss development when that is not the case. Please revise to present, at a minimum, separate line items on the face of the statement of earnings for the following: amortization of fair value adjustments, adverse or favorable loss development and change in the estimate of bad debt expense.

4. Tell us why you decided to provide a second table on page 130 instead of presenting all the information in the activity table showing changes in the liability for losses. The components of the $242,104 appear to be dissimilar.

5. We refer to page 79 and 80 in Form 10-K and your response to comment ten. We believe your disclosure in Management's Discussion and Analysis regarding the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. Provide proposed disclosure which more fully explains how you determined that IBNR loss reserves could be reduced by $94.8 million and $115.6 million in 2008:
    *   More fully explain how you determined these material changes in estimate and why you believe recognition in 2008 is appropriate considering the long-tailed and imprecise nature of the reserves.
    *   Address why the reduction in IBNR is appropriate considering the adverse incurred loss development on some case reserves.
    *   Disaggregate the amounts into your reserving category levels.
    *   Identify the changes in the key assumptions you made to estimate the reserve since the last reporting date.
    *   Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.
    *   Explain how $161.4 million in the narrative relates to the revised table in your proposed disclosure.

    You should also provide all the above for the reduction in IBNR in 2007.

6. More fully explain in MD&A the $69 million captioned "reduction in provisions of unallocated loss adjustment expense" in the revised table on page 79. On page 80, of the $39 million reduction in provisions for bad debt disaggregate the amount relating to actual collection from the change in estimate of bad debt provisions.

7. Disclose why reinsurance recoverables presented in the activity table on page 130 do not agree to the balance sheet.

8. Net paid losses on page 12 do not appear to be cumulative. Tell us why you believe this presentation complies with Industry Guide 6 and what these amounts are.

<u>9. Loans Payable, page 130</u>

9. Adding a table showing amounts outstanding at each period end would enhance this note.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses that keys your responses to our comments. Detailed cover letters greatly facilitate our review.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Scot Foley, Staff Attorney at (202) 551-3383 or Jeffrey Riedler, Assistant Director, at (202) 551 -3715 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant